[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 28, 2017

Dominic Minore
Jason Fox
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	TCP Capital Corp.
Registration Statement on Form N-2
File Numbers 333-216716

Dear Messrs. Minore and Fox:

TCP Capital Corp. (the “Company” or the “Holding Company”) has today filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement initially filed on Form N-2 on March 15, 2017 (the “Registration Statement”). On behalf of the Company, for ease of reference, we submit a portable document format marked version of Amendment No. 1 indicating changes to the Registration Statement.

We are in receipt of oral comments provided by Mr. Minore on April 13, 2017 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Registration Statement. The Company has considered your comments and has authorized us to make on its behalf the responses discussed below. The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

Accounting Comments

1.	Comment: Please confirm that the Company’s most recent annual audit included a confirmation of securities owned by the Company as of December 31, 2016.

Response: The Company confirms that its most recent audit included a confirmation of securities owned by the Company as of December 31, 2016.

Securities and Exchange Commission
April 28, 2017

Prospectus Comments

2.	Comment: In your response letter, please confirm that substantially all of the information that is currently presented on the outside front cover of the base prospectus will also be included on the outside front cover of any prospectus supplement that will be delivered with the base prospectus. Also, please confirm that all of the information on such prospectus supplement will be presented in at least 10-point type.

Response: The Company confirms that substantially all of the information that is currently presented on the outside front cover of the base prospectus will also be included on the outside front cover of any prospectus supplement that will be delivered with the base prospectus for any offerings pursuant to the Registration Statement. The Company also confirms that all of the information on such prospectus supplement will be presented in at least 10-point type.

3.	Comment: We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Response: The Company confirms that in the upcoming year investments are not currently expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

4.	Comment: We note that, on August 12, 2016, the Company filed a prospectus supplement in connection with an at-the-market common stock offering (the “Offering”) and that the “Interest Payments on Borrowed Funds” line item in the Fees and Expenses table did not include interest expense relating to the convertible notes due 2022 that were offered in a private placement shortly after. Please confirm that the Company was not aware at the time of the filing of the prospectus supplement for the Offering that the Company was likely to pursue the private placement of the convertible notes and that no shares of common stock were issued pursuant to such prospectus supplement after becoming aware that the Company was likely to pursue the private placement.

Response: The Company confirms that it was not aware at the time of the filing of the prospectus supplement for the Offering that it was likely to pursue the private placement of the convertible notes and that no shares of common stock were issued pursuant to such prospectus supplement after the Company became aware that it was likely to pursue the private placement.

5.	Comment: To the extent that the Holding Company or the Operating Company may materially invest in derivatives, please refer to the disclosure considerations set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: Neither the Company nor the Operating Company materially invests in derivatives.

Securities and Exchange Commission
April 28, 2017

6.	Comment: In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

In addition, please confirm to the staff in your response letter that the Holding Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. The Company further undertakes to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually and undertakes to file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

The Company confirms that that it will submit any underwritten offering to FINRA for its prior approval of the underwriting terms if required by applicable law. The Company notes that it may in the future be eligible for an exemption from such submission.

7.	Comment: It appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Holding Company’s Board of Directors. Therefore, in your response letter, provide an undertaking on behalf of the Holding Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, each of which to be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Response: The Company undertakes to file, in a post-effective amendment with each takedown from this Registration Statement, an unqualified legality opinion and related consent of counsel, each of which to be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Exhibit 99.3 Comments

8.	Comment: The title of the debt securities includes an “[Insert ranking]” placeholder. If the debt securities offered pursuant to the Registration Statement are not contractually senior in right of repayment to the other outstanding debt of the Company and, due to the effect of structural subordination, the Operating Company, please confirm that the Company will not use the word “Senior” in the title of any debt securities issued by it or when describing/identifying their ranking in any retail offering of such debt securities.

Response: The Company confirms that, if the debt securities offered pursuant to the Registration Statement are not contractually senior in right of repayment to the other outstanding debt of the Company and, due to the effect of structural subordination, the Operating Company, the Company will not use the word “Senior” in the title of any debt securities issued by it or when describing/identifying their ranking in any retail offering of such debt securities.

Securities and Exchange Commission
April 28, 2017

9.	Comment: In any offering of debt securities pursuant to a prospectus supplement to the Registration Statement, the outside front cover of such prospectus supplement should, as applicable:

•
disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles, credit and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities;

•
disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are, respectively, pari passu, structurally subordinated and effectively subordinated; and

•
disclose that currently none of the Company’s indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

Response: The Company confirms that it will comply with this comment in any offering of debt securities pursuant to a prospectus supplement to the Registration Statement, as applicable.

10.	Comment: In any offering of debt securities pursuant to a prospectus supplement to the Registration Statement, please confirm that, as applicable:

•	all the relevant information on the cover of the base prospectus will be included in such prospectus supplement;

•	if notes are not contractually senior in right of repayment, the Company will refrain from using the word “senior;”

•
if applicable, the Company will include a statement similar to, “Under normal circumstances, no principal will be returned prior to [insert maturity date],” in the paragraph on the cover page of the Debt Prospectus Supplement that starts with “We are offering…;”

•
on the cover of such prospectus supplement, and elsewhere as necessary, the Company will state, if true, that the notes offered in  such prospectus supplement will be subordinated to debt of any of the Holding Company’s subsidiaries;

•
the Company will disclose, if true, whether the notes will be rated.  If the notes are not rated, please include a statement to the effect that the notes may have greater price volatility than other debt that is rated;

•	the Company will include, as necessary, “(meaning equal in right of payment)” after pari passu;

Securities and Exchange Commission
April 28, 2017

•
in the bullet that starts with “senior to any of our future indebtedness…,” it will disclose, if true, that none of the Company’s indebtedness outstanding is subordinated to the notes offered in such prospectus supplement and that the Company has no current intention to issue such subordinated debt;

•	in “Ranking of Notes,” it will explain what the difference is between effective subordination and structural subordination;

•
in “Optional Redemption,” in the paragraph starting with “You may be prevented…,” it will make it clear that the prevention of exchanging or transferring notes is limited to when the Company provides written notice of such redemption and will state that the in the event of a partial redemption of notes, any new notes issued will have the same terms as the old notes, except for the difference in principal amount;

•
in “Sinking Fund,” it will explain in plain English what “sinking fund” means.  Please include disclosure to the following effect:  No amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the notes and repayment of the notes will depend upon the financial condition of the Holding Company and its subsidiaries as of the maturity date of the notes;

•	in “Defeasance and covenant defeasance,” it will explain in plain English the meaning of defeasance and covenant defeasance;

•
in “Other Covenants,” it will include statements to balance the presentation that highlights limited protection to holders of notes.  Please see the Risk Factor that begins with “The indenture under which the Notes will be issued will contain limited protection for holders of the Notes;”

•
in “Modification of Events of Default,” if applicable, it will clarify to what extent a modification of the events of default would affect the Company’s ability to pay on a timely basis the principal and interest on the notes; and

•
in “Ranking of Notes,” and elsewhere as applicable, it will state the total dollar amount of obligations to which the notes offered in such prospectus supplement are effectively subordinated and the total dollar amount of obligations to which the notes offered in  such prospectus supplement that are structurally subordinated.

Response: The Company confirms that it will comply with this comment in any offering of debt securities pursuant to a prospectus supplement to the Registration Statement, as applicable.

11.	Comment: In any offering of debt securities pursuant to a prospectus supplement to the Registration Statement, in “Ranking of Notes,” and elsewhere as applicable, including the cover page, please include in such prospectus supplement risk disclosure language regarding the third and fourth bullets (effective and structural subordination of the notes).

Response: The Company will include such disclosure on the cover page and in the Risk Factors section of any such prospectus supplement. The Company will not include risk disclosure in the Ranking of Notes section of any such prospectus supplement because the Company believes that the Ranking of Notes section is not the appropriate place in any such prospectus supplement to include risk factors. The Ranking of Notes section is meant to factually disclose the ranking of any notes offered.

Securities and Exchange Commission
April 28, 2017

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3406 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Michael Hoffman
Michael Hoffman